UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 4, 2021

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Wegovy™ (semaglutide 2.4 mg), the first and only once-weekly GLP-1 therapy for weight management, approved in the US

Bagsværd, Denmark, 4 June 2021 – Novo Nordisk today announced that the US Food and Drug Administration (FDA) has approved Wegovy™ (the brand name for once-weekly semaglutide 2.4 mg injection in the US) for chronic weight management. Wegovy™ is indicated as an adjunct to diet and exercise for chronic weight management in adults with obesity (initial BMI≥30 kg/m2) or overweight (initial BMI≥27 kg/m2) with at least one weight-related comorbidity.

Wegovy™ is the first and only once-weekly glucagon-like peptide-1 (GLP-1) receptor agonist   therapy approved for weight management for people living with obesity. The approval is based on the results from the STEP phase 3a clinical trial programme. Across the trials in people without type 2 diabetes, an average weight loss of 17-18%1 sustained over 68 weeks was reported for people with obesity treated with Wegovy™. Wegovy™ demonstrated a safe and well-tolerated profile across the programme, with the most common adverse events being gastrointestinal.

“The approval of Wegovy™ in the US brings great promise to people with obesity. Despite the best efforts to lose weight, many people with obesity struggle to achieve and maintain weight loss due to physiological responses that favour weight regain,” said Martin Holst Lange, executive vice president, Development at Novo Nordisk. “The unprecedented weight loss for an anti-obesity medication marks a new era in the treatment of obesity, and we now look forward to making Wegovy™ available to people living with obesity in the US”.

Novo Nordisk expects to launch WegovyTM in the United States later in June 2021.

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1 Based on the trial product estimand (secondary statistical approach): treatment effect if all people adhered to treatment and did not initiate other anti-obesity therapies. When using a treatment policy estimand, 15-17% weight loss was reported.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 38 / 2021

Conference call
On 7 June at 8.30 CEST, corresponding to 2.30 am EDT, a conference call for investors will be held. Investors will be able to listen in via a link on the investor section of novonordisk.com.

About obesity
Obesity is a chronic disease that requires long-term management. It is associated with many serious health complications and decreased life expectancy. Obesity-related complications are numerous and include type 2 diabetes, heart disease, obstructive sleep apnoea, non-alcoholic fatty liver disease and certain types of cancer. The current COVID-19 pandemic has highlighted that obesity also increases the risk for severe illness and hospitalisation due to COVID-19.

The global increase in the prevalence of obesity is a public health issue that has severe cost implications to healthcare systems. Approximately 650 million adults are estimated to live with obesity worldwide.

About Wegovy™ (semaglutide 2.4 mg) and STEP
Semaglutide 2.4 mg is a GLP-1 receptor agonist, with 94% similarity to naturally occurring human GLP-1 hormone. It induces weight loss by reducing hunger, increasing feeling of fullness and thereby helping people eat less and reduce their calorie intake. Once-weekly semaglutide 2.4 mg injection is approved for the treatment of adults with obesity or overweight in the US, in addition to diet and exercise.

Semaglutide 2.4 mg for weight management is currently under regulatory review in the EU and other countries. The submissions are based on the results from the STEP (Semaglutide Treatment Effect in People with obesity) phase 3 clinical development programme. The global clinical phase 3a programme consists of four trials and enrolled approximately 4,500 adults with overweight or obesity.

About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 45,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 38 / 2021

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 38 / 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 4, 2021	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer